[redacted]

09041794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

SEC FILE NUMBER
8-66720

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Campbell Lutyens & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 29th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Christoffer Davidsson 212-223-1798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name - if individual, state last, first, middle name)

1375 Broadway (Address) New York (City) New York (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 09 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

CAMPBELL LUTYENS & CO. INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Christoffer Davidsson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Campbell Lutyens & Co. Inc. (the "Company") as of April 30, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

President

Title

Notary Public

JACQUELINE MARRIOTT
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01MA6016651
My Comm. Expires 02/24/2011

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

TO CAMPBELL LUTYENS & CO. INC.:

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc., (the "Company") as of April 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc. at April 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliated companies. Consequently, the accompanying financial statements may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, N.Y.
June 23, 2009

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2009

ASSETS	
Cash	$ 406,238
Restricted cash	218,868
Property and equipment	45,753
Other assets	12,136
Total Assets	$ 682,995
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Taxes payable	24,243
Payable to affiliate	1,805
Accrued expenses	100,318
Total Liabilities	126,366
Stockholder's Equity	
Common stock, par value $.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	139,000
Retained earnings	397,629
Total Stockholder's Equity	556,629
Total Liabilities and Stockholder's Equity	$ 682,995

See Notes to Statement of Financial Condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly National Association of Securities Dealers ("NASD"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Ltd (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company earns revenue through a revenue sharing arrangement with affiliated companies which charges a fee for raising capital for private equity firms and investment managers and provides related specialized financial services to third party clients. The revenue sharing arrangement with these entities provides for payment at a specified percentage of all costs incurred by the Company excluding income taxes for its assistance in providing the above mentioned services.

Property and Equipment—Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets.

Income Taxes—The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of FASB Statement No. 109, *Accounting for Income Taxes (FASB 109),* as permitted by FASB Staff Position FIN 48-3. FIN 48 is effective for the Company's annual financial statements in fiscal years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

The determination of uncertain tax positions for these financial statements prior to the implementation of FIN 48 uses the tax positions reported on the Company's tax returns which are based on the requirements for filing tax returns under the various taxing authorities for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in these financial statements. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. For the year ended April 30, 2009, revenues with an affiliate were $2,476,424. The Company owed $1,805 to an affiliate at April 30, 2009.

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Furniture	$ 64,616
Computer equipment	9,071
	73,687
Less - accumulated depreciation	27,934
	$ 45,753

4. COMMITMENTS AND CONTINGENCIES

Operating Lease—The Company rents its office space under a lease expiring on February 28, 2013. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses. The company subleases a portion of its space on a month to month basis. The future minimum base payments under the noncancellable operating lease are as follows:

Years Ending April 30	
2010	$ 227,195
2011	227,195
2012	227,195
2013	189,329
Total	$ 870,914

Letter of Credit—In January 2008, the company obtained a Letter of Credit from Wachovia NA in support of a deposit amounting to $218,868 for the Company's leased office space. The Letter of Credit can be drawn by the Lessor in the event that the Company defaults in making monthly rent payments. The Letter of Credit is secured by a Money Market Deposit Account held with Wachovia NA., which is reflected as restricted cash on the Company's statement of financial condition.

Cash Credit Risk Concentration—The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $78,419 at April 30, 2009.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2009, the Company had net capital of $279,872 which was $ 271,447 in excess of its required net capital of $8,425. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

7. INCOME TAXES

The provision for income taxes has been computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

The Company has recorded a tax benefit of $28,000 to additional paid-in capital as a result of the exercise of stock options by an employee.

8. STOCK BASED PAYMENTS

Employees of the company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the company's share on the date of grant. The options can be exercised immediately and are valid for a period of 10 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies.

Details of the share options outstanding for employees of the Company are as follows:

	Number of share options	Weighted average exercise price $
Balance, beginning of year	221,530	2.13
Granted during the year ended April 30, 2009	85,000	2.95
Exercised during the year ended April 30, 2009	(38,267)	1.38
Balance, end of year	268,263	1.97

The intrinsic value of the options exercised during the year ended April 30, 2009 was approximately $60,000.

The options outstanding at April 30, 2009 had a weighted average exercise price of $1.97, a range of option values of $1.35 to $2.63 and a weighted average remaining contractual life of 8 years and 7 months.

85,000 of share options were granted on October 31, 2008. The Parent used an earnings model to value the options. The Company and the Parent have determined that no compensation expense is required to be recorded in the accompanying financial statements for the grants made during the year.

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

ANCHIN

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

TO CAMPBELL LUTYENS & CO., INC.

In planning and performing our audit of the financial statements and supplemental schedules of Campbell Lutyens & Co., Inc. (the "Company") as of and for the year ended April 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin Block Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
June 23, 2009

ANCHIN
Accountants & Advisors
1375 Broadway
New York, NY 10018
212 840-3456
www.anchin.com

Campbell Lutyens & Co. Inc.
(S.E.C. I.D. No. 8-66720)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2009
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

CAMPBELL LUTYENS & CO. INC

REPORT INDEX

APRIL 30, 2009